EXHIBIT 23.02










The Board of Directors
Hollinger International Inc.


We consent to incorporation by reference in the registration statement (No. 33-17111) on Form S-3 of Hollinger International Inc. of our report dated February 23, 1998, relating to the consolidated balance sheets of Hollinger International Inc. and subsidiaries as of December 31, 1997, and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and all related schedules, which report appears in the December 31, 1997, annual report on Form 10-K of Hollinger International Inc.

                              KPMG Peat Marwich LLP


Chicago, Illinois
September 24, 1998